Citigroup Global Markets Ltd

CIK ID :0001012467

NFA_291281

Please note that the submission of the SBSE-A/A Application Updates for December 2025 have been made to the following principals;

Director	Removed - Evelin Ducsai
Head of Business Division or Function	Removed - Rahman Khan

Kind Regards,
Zara Brown